Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 21, 2003, the following letter was published.

OPEN LETTER TO EMPLOYEES OF CENTERPULSE

Dear Centerpulse employees,

In a letter to the Chairman of Centerpulse AG we announced yesterday that Zimmer Holdings, Inc. (NYSE:ZMH) has commenced an offer to acquire Centerpulse. The offer is competing and made in a friendly spirit, supportive of the convincing benefits for the shareholders, the employees, the clients and other stakeholders.

At this important moment I would like to share some thoughts with you as employees of Centerpulse.

Centerpulse and Zimmer have known each other as respected competitors for a long time. We are very impressed with Centerpulse’s business, management team and workforce, and we are very excited about the manner in which our two companies complement each other. Centerpulse and Zimmer have much in common. We are a performance-based company where innovative entrepreneurial efforts are highly respected. We believe in business leadership by local nationals.

We are convinced that Centerpulse is the ideal partner for Zimmer and, just as important, Zimmer is for Centerpulse. A combination of our two businesses will create the #1 pure-play orthopaedics company in the world. It will bring together Centerpulse’s European leadership position in orthopaedics, and platforms in the spine and dental markets, with Zimmer’s leading positions in U.S. and Japan reconstructive products and Minimally Invasive Solutions™ (MIS™) Procedures and Technologies.

The transaction will create growth opportunities both for the company overall and for individual employees. The unique strategic fit of the combined business will enhance the future. Our intention is to make Winterthur our long-term, primary European location, including such areas as R&D, Medical Education and Manufacturing.

Our objective is to promptly conclude a transaction that is enthusiastically supported by all stakeholders. We strongly believe that bringing together the financial and innovative power of the two companies will be to the benefit of all shareholders, employees and other stakeholders.

We look forward to meeting with each of you.

Yours very truly,

Ray Elliott

Chairman of the Board, President and Chief Executive Officer

Safe Harbor Statement

This document contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This document also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this document have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board. Investors and security holders of Centerpulse, Incentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.